Filed by Resaca Exploitation, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No.: None)

Subject Company: Cano Petroleum, Inc.
(Commission File No.: 001-32496)

On September 29, 2009, Resaca Exploitation, Inc. (“Resaca”) and Cano Petroleum, Inc. (“Cano”) entered into a definitive agreement and plan of merger, as amended on April 28, 2010.

This communication is being made in respect of the proposed business combination involving Resaca and Cano.  In connection with the proposed transaction, Resaca and Cano (a) filed documents with the SEC, including the filing by Resaca of a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus, (b) plan to publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on the AIM market of the London Stock Exchange (the “AIM”) and (c) plan to file with the AIM and the SEC other necessary documents regarding the proposed transaction.  Investors and security holders of Resaca and Cano are urged to carefully read the Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they contain important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900.  Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to the AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction.  Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Proxy Statement/Prospectus and the AIM admission document described above.  Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding Cano is available under its periodic reports which are filed with the SEC.

The following press release was made by Resaca on June 8, 2010.

Forward Looking Statements

These statements include “forward-looking statements” as defined by the SEC.  Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations.  All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements.  This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters.  These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies.  Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas.  These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

EMBARGOED FOR RELEASE AT 7:00 AM	8 JUNE 2010

Resaca Exploitation, Inc. Announces Common Stock Offering

(Houston — June 8, 2010) Resaca Exploitation, Inc. (“Resaca”) has commenced a public offering of 20,000,000 shares of its common stock pursuant to a registration statement on Form S-1 previously filed with the Securities and Exchange Commission, assuming the contemplated one for five reverse split is approved by Resaca shareholders at their annual meeting.  The underwriters will be granted a 30-day over-allotment option to purchase up to 3,000,000 additional common shares.  The common shares will be listed on the NYSE Amex LLC and the AIM market of the London Stock Exchange under the symbol “RSOX”.

Resaca is an independent oil and gas exploitation company headquartered in Houston, Texas. Resaca’s activities are focused in the Permian Basin of West Texas and southeast New Mexico.

RBC Capital Markets Corporation will act as sole book-running manager of the offering.

The offering of these securities will be made only by means of a prospectus, copies of which may be obtained, when available, from RBC Capital Markets Corporation at Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention:  Equity Syndicate or by calling (212) 428-6670.

A registration statement related to these securities has been filed with the SEC but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective.  This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described above, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Certain statements in this press release may constitute “forward-looking statements” made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  The statements include, but are not limited to, statements regarding our expectations concerning the use of the net proceeds from the offering and the listing of our common stock.  Such statements reflect the current view of Resaca Exploitation, Inc. with respect to future events and are subject to certain risks, uncertainties and assumptions.  Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated by the statements.  In evaluating these statements, you should specifically consider these various factors that may cause our actual results to differ materially from any forward-looking statements.  Readers should carefully review the risk factors detailed under “Risk Factors” in our Form S-1.  This filing can be obtained by contacting RBC Capital Markets Corporation above.

Contacts:

Resaca

Resaca Exploitation, Inc.
J.P. Bryan, Chairman	+1 713-753-1300
John J. (“Jay”) Lendrum, III, Chief Executive Officer	+1 713-753-1400
Chris Work, Chief Financial Officer	+1 713-753-1406

Buchanan Communications (Investor Relations)	+44 (0)20 7466 5000
Tim Thomson Catherine Breen Katharine Sutton

Seymour Pierce Limited (Nomad and Joint Broker)	+44 (0)20 7107 8000
Jonathan Wright Richard Redmayne